VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Quarter Ended September 30, 2010
File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated February 4, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q  for the quarter ended September 30, 2010 for Assured Guaranty Ltd. (the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Performance, page 90

1.              On page 90, you disclose that premium revenues and net investment income experienced significant growth in 2009 “due primarily to the AGMH Acquisition and strong new business production over the past two years.”  Given that the vast majority of the increase in your premium revenues relates to your acquisition of AGMH as disclosed on page 105, please provide us draft disclosure to be included in future periodic reports that quantifies in this section the impact of growth associated with the acquisition and the internal growth.

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosure regarding the impact of growth associated with the acquisition and the internal growth:

“The Company reported record premium earnings and significant growth in net investment income in 2010 due primarily to the AGMH Acquisition.  2010 includes a full year of AGMH results compared to only six months in 2009.  The discussion of significant revenue and expense line items below quantifies the effect of the 2009 AGMH Acquisition.

The most significant contributing factor to increases in most of the major revenue and expense lines items in 2010 was the inclusion of a full year of AGMH results of operations in 2010 compared with only six months in 2009 as described in the discussion of significant revenue and expense line items below.

Additionally, our response to Comment #4 provides example disclosures that will quantify the impact of the AGMH activity on certain of the Company’s statement of operations line items.

2.              Please provide us draft disclosure to be included in future periodic reports that highlights that premium revenue of acquired contracts in the acquisition of AGMH, and therefore related profitability, after the acquisition of AGMH is not indicative of the premium cash flows under the acquired contracts because your unearned premium revenue for the acquired contracts is based on what would have been charged by a similarly rated insurer at the date of acquisition?

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosure:

“Due to the unprecedented credit crisis at the Acquisition Date, the Company acquired AGMH at a significant discount to its book value primarily because the fair value of the obligation associated with its financial guaranty insurance contracts was significantly in excess of the obligations’ historical carrying value.  The Company, taking into account then current market spreads and risk premiums, recorded the fair value of these contracts based on what a hypothetical similarly rated financial guaranty insurer would have charged for each contract at the Acquisition Date and not the actual cash flows under the insurance contract.  This resulted in some AGMH acquired contracts having a significantly higher unearned premium reserve and, subsequently, premium earnings compared to the contractual premium cash flows for the policy.”

3.              Please provide us draft disclosure to be included in future periodic reports that highlights that, although the fair value of AGMH contracts at acquisition was based on what a hypothetical similarly rated insurer would charge at the acquisition date, there was limited, if any, contracts being written in portions of the portfolio, primarily RMBS securitizations.

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosure when discussing the fair value of AGMH’s contracts at acquisition:

“On the Acquisition Date, there were limited financial guaranty contracts being written in the structured finance market, particularly in the U.S. RMBS asset class.  Therefore, for certain asset classes, significant judgment was required to determine the estimated fair value of the acquired contracts.  The Company determined the fair value of these contracts by taking into account the rating of the insured obligation, expectation of loss, estimate risk premiums, sector and term.”

Results of Operations, page 103

4.              To the extent that you are comparing and discussing your results of operations for periods that include operations prior to your AGMH Acquisition to periods that include the operations of that acquisition, please provide us draft disclosure to be included in future periodic reports that quantifies the impact of your AGMH Acquisition.  This comment applies to each material financial statement caption that you discuss in your results of operations disclosure.

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosures to each material financial statement caption for all applicable periods when discussing our results of operations for periods that include our AGMH Acquisition compared to periods prior to the Acquisition:

Net Earned Premiums

2010 compared with 2009: Net earned premiums increased significantly in 2010 compared with 2009 due almost entirely to the inclusion of full year of AGMH results in 2010 compared to only six months in 2009.  The net earned premium contribution from AGMH as a result of the Acquisition was approximately $1.0 billion for 2010 representing twelve months activity and $0.6 billion for 2009 representing six months of activity.

Net Investment Income

2010 compared with 2009:  The increase in net investment income in 2010 compared with 2009 is primarily driven by the inclusion of a full year of AGMH in 2010 compared with only six months in 2009. The net investment income contribution from AGMH was $181.5 million in 2010 compared with $91.8 million in 2009.  The AGMH pre-tax yield was 3.6%, as of December 31, 2010, compared to 3.5% as of December 31, 2009. The legacy AGC and AGRe net investment income increased 3.4% in 2010 due to increased invested assets. In the legacy AGC and AGRe portfolio, pre-tax yield was 3.8% as of December 31, 2010 compared to 3.4% as of December 31, 2009.

Net Change in Fair Value of Credit Derivatives

The Company views its credit derivatives as an extension of the Company’s financial guaranty business; however they do not qualify for the financial guaranty insurance scope exception and therefore are reported at fair value, with changes in fair value included in earnings. Changes in fair value of credit derivatives occur because of changes in interest rates, credit spreads, credit ratings of the referenced entities, the Company’s credit rating and other market factors. The unrealized gains (losses) on credit derivatives excluding losses incurred, is expected to reduce to zero as the exposure approaches its maturity date, unless there is a payment default on the exposure or early termination. In the event that the Company terminates a credit derivative contract prior to maturity, the resulting gain or loss will be realized through net change in fair value of credit derivatives. Changes in the fair value of the Company’s credit derivatives that do not reflect actual or expected claims or credit losses have no impact on the Company’s statutory claims paying resources, rating agency capital or regulatory capital positions.

In the table below, the Company presents the components of fair value change in three components:  credit derivative revenues which represent the net premiums and fees on credit derivative protection purchased and sold, losses incurred which represents the change in expected cash outflows under the credit derivative contracts, and additional unrealized gains and losses representing the excess of fair value over the credit derivative revenues and losses incurred.

Net Change in Fair Value of Credit Derivatives

	Year Ended December 31
	2010	2009	2008
	(in millions)
Credit derivative revenues(1)	$210.3	$170.2	$117.2
Losses incurred on credit derivatives(2)	(209.4)	(238.7)	(43.3)
Net unrealized gains (losses), excluding losses incurred	(5.2)	(105.7)	81.7
Net change in fair value	$(4.3)	$(174.2)	$155.6

(1)                                  Comprised of fees on credit derivatives and ceding commissions.

(2)                                  Represents credit impairment on credit derivatives.

Credit derivative revenue: Credit derivative revenues increased significantly in 2010 and 2009 due to the inclusion of AGMH results beginning July 1, 2009, however, the Company currently expects AGMH’s portfolio of credit derivatives to produce a declining amount of fee revenue as AGMH will not insure any new structured finance obligations.   AGMH’s contributed $100.4 million and $56.6 million of credit derivative revenues in 2010 and 2009, respectively. AGMH net par outstanding as of December 31, 2010 and 2009 was $53.1 billion and $58.0 billion, respectively. Legacy AGC and AGRe credit derivative revenues have also declined in 2010 and 2009 due to the lack of new business originations to offset the reduction in in-force business.   Legacy AGC and AGRe net par outstanding as of December 31, 2010, 2009 and 2008 was $58.0 billion, $65.7 billion and $75.3 billion, respectively.

Losses incurred on credit derivatives: The legacy AGC and AGRE portfolio of credit derivatives was the primary driver of losses incurred in the credit derivative portfolio as AGMH contributed $24.6 million in 2010 and ($47.0) million in 2009.  AGMH losses incurred in 2010 were driven primarily by expected losses for an energy power plant securitization, while legacy AGC and AGRe losses incurred in 2010 were driven by losses in first lien Alt-A transactions primarily as a result of stabilization of early stage delinquency rates, which had originally been assumed to decline in prior quarter assumptions.  Higher severity assumptions for first lien transactions and an increased weighting of the pessimistic scenario also contributed to losses incurred.

Loss and LAE (contracts accounted for as insurance)

AGMH’s contribution to loss and LAE was $196.4 million in 2010 compared to $51.3 million in 2009 and includes loss expense recognized due to the amortization of deferred premium revenue as discussed in the Company’s accounting policy in Note 5 of Item8, as well as loss development and the effects of changes in discount rates.  AGMH losses in 2010 were driven by losses in first lien U.S. RMBS transactions and include amounts related to loss development due to continued trends in early stage delinquencies and increased severity rates as well as loss recognition due to normal amortization of deferred premium revenue.  Mitigating 2010 losses in the first lien portfolio were increased estimated benefits from recoveries of R&W as the Company has gained access to more loan files and attained increasing success in obtaining commitments from counterparties.  Losses for the six months ended December 31, 2009 were primarily driven by losses in U.S. RMBS first lien transactions.

Excluding AGMH loss and LAE, the increase in 2009 compared to 2008 is primarily driven by loss development on U.S. RMBS exposures in first lien sectors as well as increased losses in the municipal and insurance securitization sector. Loss and LAE increases in 2009 were mainly related to rising delinquencies, defaults and foreclosures in RMBS transactions, as well as a public finance transaction experiencing cash shortfalls. Loss and LAE in the Company’s mortgage guaranty segment increased during 2009 primarily due to a loss settlement related to an arbitration proceeding.

Contractual Obligations, page 157

5.              Please provide us draft disclosure to be included in future periodic reports that clarifies how claims recoveries are considered in your “financial guaranty segment claim payments” line-item.  In addition, please clarify what you mean by the statement in footnote three that the amounts presented are “nominal.”

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will replace footnote three of this table with the following disclosure that describes how claim payments are considered in the financial guaranty segment claim payment line in the contractual obligations table and replace the term “nominal” with “undiscounted”:

“Financial guaranty segment claim payments represent undiscounted expected cash outflows under direct and assumed financial guaranty contracts whether accounted for as insurance or credit derivatives, including claim payments under contracts in consolidated VIEs.  The amounts presented are not reduced for cessions under reinsurance contracts.  Amounts include any benefit anticipated from excess spreads within the contracts but do not reflect any benefit for recoveries under breaches of representations and warranties.”

Notes to Consolidated Financial Statements

Note 2: AGMH Acquisition

Application of Financial Guaranty Insurance Accounting to the AGMH Acquisition, page 187

6.              Your disclosure here appears to include material information about the operation of your accounting policies and procedures, primarily how and when you record a “contra account” associated with claims payments and when you record an asset for recoveries associated with claims payments.  Please provide us draft disclosure to be included in future periodic reports that comprehensively includes the operation of these policies in your premium revenue and loss reserving policy notes.

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will update the wording to its Premium Revenue Recognition, Loss and LAE Reserves and Salvage and Subrogation Recoverable disclosures to include a description of  the operation of our accounting policy for claim payments.  The pertinent wording additions are underlined below:

Premium Revenue Recognition

Premiums are received either upfront at inception or in installments over the life of the contract.   Accounting policies for financial guaranty contracts accounted for as insurance are consistent whether the contract was written on a direct basis, assumed from another financial guarantor under a reinsurance treaty, ceded to another insurer under a reinsurance treaty or acquired in a business combination. The FASB issued an authoritative standard, effective January 1, 2009, that changed premium revenue recognition and loss recognition for contracts accounted for as financial guaranty insurance. Contracts accounted for as credit derivatives are excluded from this standard.

“Unearned premium reserve” or “unearned premium revenue” represents “deferred premium revenue” net of paid claims that have not yet been expensed, or “contra-paid”.  See loss and LAE reserve accounting policy note below for a description of “contra-paid”.

The amount of deferred premium revenue at contract inception is determined as follows:

•      It is equal to the amount of cash received for upfront premium financial guaranty insurance contracts originally underwritten by the Company.

•      It is the present value of either (1) contractual premiums due or (2) premiums expected to be collected over the life of the contract for installment premium financial guaranty insurance contracts originally underwritten by the Company. The contractual term is used unless the obligations underlying the financial guaranty contract represent homogeneous pools of assets for which prepayments are contractually prepayable, the amount of prepayments are probable, and the timing and amount of prepayments can be reasonably estimated. The Company adjusts prepayment assumptions when those assumptions change and recognizes a prospective change in premium revenues as a result. When the Company adjusts prepayment assumptions, an adjustment is recorded to the deferred premium revenue, and a corresponding adjustment to the premium receivable.

•      It is equal to the fair value at the date of acquisition based on what a hypothetical similarly rated financial guaranty insurer would have charged for the contract at that date and not the actual cash flows under the insurance contract for contracts acquired in a business combination.

The Company recognizes deferred premium revenue as earned premium over the contractual period or expected period of the contract in proportion to the amount of insurance protection provided. As premium revenue is recognized, a corresponding decrease in the deferred premium revenue is recorded. The amount of insurance protection provided is a function of the insured principal amount outstanding. Accordingly, the proportionate share of premium revenue recognized in a given reporting period is a constant rate calculated based on the relationship between the insured principal amounts outstanding in the reporting period compared with the sum of each of the insured principal amounts outstanding for all periods. When the issuer of an insured financial obligation retires the insured financial obligation before its maturity, the financial guaranty insurance contract on the retired financial obligation is extinguished. The Company immediately recognizes any nonrefundable deferred premium revenue related to that contract as premium revenue and recognizes any associated acquisition costs previously deferred as an expense.

In the Company’s assumed businesses, the Company estimates the ultimate written and earned premiums to be received from a ceding company at the end of each quarter and the end of each year. A portion of the premiums must be estimated because some of the Company’s ceding companies report premium data between 30 and 90 days after the end of the reporting period. Earned premium reported in the Company’s consolidated statements of operations are based upon reports received from ceding companies supplemented by the Company’s own estimates of premium for which ceding company reports have not yet been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

Deferred premium revenue ceded to reinsurers is recorded as an asset called “ceded unearned premium reserve”. The corresponding income statement recognition is included with the direct and assumed business in “net earned premiums”.

Prior to January 1, 2009, upfront premiums were earned in proportion to the expiration of the amount at risk. Each installment premium was earned ratably over its installment period, generally one year or less. Premium earnings under both the upfront and installment revenue recognition methods were based upon and were in proportion to the principal amount guaranteed and therefore resulted in higher premium earnings during periods where guaranteed principal was higher. For insured bonds for which the par value outstanding was declining during the insurance period, upfront premium earnings were greater in the earlier periods, thereby matching revenue recognition with the underlying risk. The premiums were allocated in accordance with the principal amortization schedule of the related bond issuance and were earned ratably over the amortization period. When an insured issuance was retired early, was called by the issuer, or was in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserves were earned at that time. Unearned premium reserve represented the portion of premiums written that were applicable to the unexpired amount at risk of insured bonds. On contracts where premiums were paid in installments, only the currently due installment was recorded in the financial statements.

Loss and Loss Adjustment Expense (“LAE”) Reserves

Under financial guaranty insurance accounting, unearned premium reserve and loss and LAE reserves represent the Company’s combined stand-ready obligation.  At contract inception, the entire stand-ready obligation is represented by unearned premium reserve.  Loss and LAE reserves are only recorded when expected losses to be paid plus contra-paid exceed the deferred premium revenue on a contract by contract basis.

“Expected loss to be paid” represents the Company’s discounted expected future cash outflows for claim payments, net of expected salvage and subrogation expected to be recovered. See “—Salvage and subrogation” below.

When a claim payment is made on a contract it first reduces any recorded “loss and LAE reserves”.  To the extent a “loss and LAE reserve” is not recorded on a contract, which occurs when “total losses” (contra-paid plus expected losses to be paid) are less than deferred premium revenue, claim payments are recorded as “contra-paid,” which reduce the unearned premium reserve.  The contra-paid is recognized in the line item “loss and LAE expense” in the consolidated statement of operations in when and for the amount that total losses exceed the remaining deferred premium revenue on the contract.

The “expected loss to be paid” is equal to the present value of expected future net cash outflows to be paid under the contract discounted using the current risk-free rate. That current risk-free rate is based on the remaining period of the contract used in the premium revenue recognition calculation (i.e. the contractual or expected period, as applicable). The Company updates the discount rate each reporting period. Expected net cash outflows (cash outflows expected to be paid, net of potential recoveries, excluding reinsurance) are probability weighted cash flows that reflect the likelihood of all possible outcomes. The Company estimates the expected net cash outflows using management’s assumptions about the likelihood of all possible outcomes based on all information available to it. Those assumptions consider the relevant facts and circumstances and are consistent with the information tracked and monitored through the Company’s risk-management activities.

Prior to January 1, 2009, “loss reserves” included case reserves and portfolio reserves. Gross case reserves were established when there was significant credit deterioration on specific insured obligations and the obligations were in default or default was probable, not necessarily upon non-payment of principal or interest by an insured. Gross case reserves represented the present value of expected future loss payments and LAE, net of estimated recoveries, but before considering ceded reinsurance. This reserving method was different from case reserves established by traditional property and casualty insurance companies, which establish case reserves upon notification of a claim and establish incurred but not reported reserves for the difference between actuarially estimated ultimate losses and recorded case reserves. Financial guaranty insurance case reserves and related salvage and subrogation, if any, were discounted at the taxable equivalent yield on the Company’s investment portfolio, which was approximately 6%, during 2008.

The Company recorded a portfolio reserve for its financial guaranty business prior to 2009. Portfolio reserves were established with respect to the portion of the Company’s business for which case reserves were not established. Portfolio reserves were not established based on a specific event. Instead, they were calculated by aggregating the portfolio reserve calculated for each individual transaction. Individual transaction reserves were calculated on a quarterly basis by multiplying the par in-force by the product of the ultimate loss and earning factors without regard to discounting. The ultimate loss factor was defined as the frequency of loss multiplied by the severity of loss, where the frequency was defined as the probability of default for each individual issue. The earning factor was inception to date earned premium divided by the estimated ultimate written premium for each transaction. The probability of default was estimated from rating agency data and was based on the transaction’s credit rating, industry sector and time until maturity. The severity was defined as the complement of recovery/salvage rates gathered by the rating agencies of defaulting issues and was based on the industry sector. Portfolio reserves were recorded gross of reinsurance. The Company did not cede any amounts under these reinsurance contracts, as the Company’s recorded portfolio reserves did not exceed the Company’s contractual retentions, required by said contracts.

The Company recorded an incurred loss that was reflected in the consolidated statements of operations upon the establishment of portfolio reserves. When the Company initially recorded a case reserve, the Company reclassified the corresponding portfolio reserve already recorded for that credit within the consolidated balance sheets. The difference between the initially recorded case reserve and the reclassified portfolio reserve was recorded as a charge in the

Company’s consolidated statements of operations. Any subsequent change in portfolio reserves or the initial case reserves was recorded quarterly as a charge or credit in the Company’s consolidated statements of operations in the period such estimates changed.

Salvage and Subrogation Recoverable

When the Company becomes entitled to the cash flow from the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment or estimated recoveries from disputed claim payments on contractual grounds, it reduces the “expected loss to be paid” on the contract.  Salvage and subrogation recoverable can result in either:

(1)          a reduction in the corresponding loss and LAE reserve with a benefit to the income statement,

(2)          no entry recorded, if total loss is not in excess of deferred premium revenue,

(3)          the recording of a salvage asset with a benefit to the income statement if the expected loss is in a net cash inflow position at the reporting date or

(4)          the recording of a salvage asset and a reduction to cash, if a claim is made on a policy for which the Company does not anticipate an expected loss.

The Company recognizes the expected recovery of AGMH claim payments made prior to the Acquisition consistent with its policy for recognizing recoveries on all financial guaranty insurance contracts.  To the extent that the estimated amount of recoveries increases or decreases, due to changes in facts and circumstances, including the examination of additional loan files and our experience in recovering loans put back to the originator, the Company would recognize a benefit or expense consistent with the manner it records changes in the expected recovery of all other claim payments.

7.              Please provide us draft disclosure to be included in future periodic reports that clarifies how and when you record recoveries of claim payments made prior to the AGMH Acquisition and when the impact of changes in those estimates is recorded in your earnings.

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the final paragraph in our response to Comment #6 to clarify how and when we record recoveries of claim payments made prior to the AGMH Acquisition and when the impact of changes in those estimates is recorded in earnings.

Note 5: Financial Guaranty Contracts Accounted for as Insurance Contracts, page 203

8.              In the table on page 209 you disclose the expected timing of claims losses totaling $1.279 billion as of December 31, 2009, while the acquisition accounting disclosure on page 188 indicates that AGMH carried an unearned premium reserve of $3.779 billion and a claims liability of $1.821 billion at acquisition on July 1, 2009.  Please address the following comments:

a.              As AGMH’s expected losses at acquisition would be expected to be somewhere between its recorded claim liability of $1.821 billion and the sum of its recorded claim liability and its unearned premium revenue totaling $5.6 billion, please tell us the amount of expected losses of AGMH at acquisition and reconcile that amount to your remaining $1.279 billion of expected losses at December 31, 2009.  To the extent that your estimate of AGMH is significantly different from those of its management at acquisition, please explain to us why there is a difference and it s impact on your acquisition accounting.

b.              Please provide us draft disclosure to be included in future periodic reports that separates the disclosure provided in the table on page 209 into those acquired in the AGMH acquisition and legacy AGL contracts.

c.               Please provide us draft disclosure to be included in future periodic reports that clarifies how the $1.279 billion in expected loss expenses at December 31, 2009 relates to the $1.027 billion of losses to be paid in the table on page 210.

d.              Please provide us draft disclosure to be included in future periodic reports that clarifies how the$1.314 billion of expected losses from the table on page 212 relates to the $1.279 billion and the $1.027 billion amounts from the previous bullet and reconcile the loss reserve to your balance sheet.

e.               Please provide us draft disclosure to be included in future periodic reports after the table on page 209 regarding the timing of revenue and claim expense recognition that highlights and quantifies that the unearned premium revenue recorded at acquisition of AGMH of $7.3 billion and reflected in this table differs from the premium cash flows under the contracts and the unearned premium revenue amount recorded by AGMH ($3.8 billion) and the amount of premium receivable ($854 million) at acquisition.

Company Response

a.               The Company’s estimate of AGMH’s expected loss to be paid on BIG policies of $1.438 billion at the Acquisition Date agreed with the amount recorded by AMGH immediately prior to the acquisition.

The $1.821 billion was AGMH’s June 30, 2009 GAAP loss reserve, gross of reinsurance.  The $1.279 was AGL’s Consolidated December 31, 2009 expected loss to be expensed, net of reinsurance.

The table below presents a basis for comparing the $1.821 billion to the $1.438 billion as of the Acquisition Date.  The Company previously disclosed in Note 5 of its 2009 10-K a rollforward of AGMH’s expected loss to be paid at July 1, 2009, of $1.438 billion, to the Company’s consolidated expected loss to be paid of $1.027 billion as of December 31, 2009.  The difference between the $1.027 billion expected loss to be paid and the $1.279 billion expected loss to be expensed is disclosed in our response to item “c” below.

The following table summarizes AGMH’s expected loss to be paid, unearned premium reserve and loss reserve as of the Acquisition Date for all policies where the expected loss exceeded the unearned premium reserve and then separately for all BIG policies.

	AGMH
	As of June 30, 2009
	Gross	Ceded	Net
ALL DEALS with reserves
Expected loss	$2,134.1	$(343.0)	$1,791.2
Unearned premium reserve	312.8	(63.1)	249.8
Loss reserve	$1,821.3	$(279.9)	$1,541.4

BIG DEALS with reserves
Expected loss	$1,686.9	$(248.8)	$1,438.2
Unearned premium reserve	42.7	(8.6)	34.2
Loss reserve	$1,644.2	$(240.2)	$1,404.0

The difference between AGMH’s total expected loss to be paid immediately preceeding and subsequent to the acquisition relates to differences in assumptions on transactions that AGMH had classified as investment grade.

b.              We believe that disaggregating the table on page 209 to separately show policies acquired in the AGMH Acquisition and those for legacy AGL is not warranted because it does not provide meaningful benefit to the readers of our financial statements.  The Company manages its business on a product basis not on an operating entity basis.  We, therefore, believe that our financial guaranty insurance disclosures should reflect this whenever possible.

c.               In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosure to clarify how expected loss expenses relates to losses to be paid:

The table below provides a reconciliation of the Company’s expected loss to be paid to expected loss to be expensed.  Expected loss to be paid differs from expected loss to be expensed due to: (1) the addition of the contra-paid because this account represents payments that have been made but have not yet been expensed (2) for transactions with a net expected recovery, the addition of claim payments that: (a) have been made (and therefore are not included in the expected to be paid) and (b) are expected to be recovered in the future (and therefore have also reduced the expected to be paid) , and  (3) the subtraction of loss and LAE reserves, which have been expensed but not yet paid.

Reconciliation of Expected Loss to be Paid and Net Expected Loss to be Expensed

	As of December 31,
	2010	2009
	(in millions)
Net expected to be paid	$394.8	$1,027.0
Less: Expected to be paid for FG VIEs	49.2	—
Total	345.6	1,027.0
Contra-paid, net	121.3	286.4
Salvage and subrogation recoverable, net	903.0	238.7
Loss and LAE reserve, net	(538.6)	(273.3)
Net expected to be expensed	$831.3	$1,278.8

d.              In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosure to clarify how expected losses in the BIG table relate to expected loss to be paid and expected loss to be expensed and reconcile these amounts to the Company’s loss reserve on its balance sheet:

“The Company’s expected losses of $1.314 billion included in the BIG table is gross of reinsurance, while the $1.027 billion expected loss to paid is net of reinsurance cessions.”

In addition, in order to assist the reader in reconciling expected loss to be paid to loss reserves recorded on the consolidated balance sheets, we will prepare the BIG table on a gross and ceded basis, and footnote the line items on the balance sheet that net to the totals on this table.  Our proposed format follows:

Financial Guaranty Insurance BIG Transaction Loss Summary

December 31, 2010

	BIG Categories
								Effect
								of
	BIG 1		BIG 2		BIG 3		Total	Consolidating
	Gross	Ceded	Gross	Ceded	Gross	Ceded	BIG, Net (1)	VIEs	Total
	(dollars in millions)
Number of risks(2)	120	46	97	41	115	42	332	—	332
Remaining weighted-average contract period (in years)	11.7	15.9	8.5	8.0	8.8	6.0	9.6	—	9.6
Gross insured contractual payments outstanding:
Principal	$6,246.5	$(726.0)	$5,825.8	$(180.1)	$7,954.5	$(673.6)	$18,447.1	$—	$18,447.1
Interest	3,622.7	(581.3)	2,578.5	(70.1)	2,490.7	(186.3)	7,854.2	—	7,854.2
Total	$9,869.2	$(1,307.3)	$8,404.3	$(250.2)	$10,445.2	$(859.9)	$26,301.3	$—	$26,301.3
Gross expected cash outflows for loss and LAE	$303.9	$(20.2)	$2,019.8	$(68.9)	$2,256.6	$(133.2)	$4,358.0	$(360.5)	$3,997.5
Less:
Gross potential recoveries(3)	375.2	(37.4)	533.0	(16.6)	2,543.6	(197.6)	3,200.2	(336.9)	2,863.3
Discount	21.0	5.5	610.4	(21.5)	139.6	7.9	762.9	17.3	780.2
Present value of expected cash outflows (inflows) for loss and LAE	$(92.3)	11.7	$876.4	(30.8)	$(426.6)	56.5	$394.9	$(40.9)	$354.0
Deferred premium revenue	$169.9	$(16.9)	$569.8	$(30.3)	$995.9	$(120.7)	$1,567.7	$(290.9)	$1,303.8
Gross reserves (salvage) for loss and LAE reported in the balance sheet(4)	$(112.9)	$12.4	$413.0	$(9.5)	$(815.9)	$105.8	$(407.1)	$42.7	$(364.4)

(1)          Includes BIG amounts relating to VIEs that the Company consolidates.

(2)          A risk represents the aggregate of the financial guarantee policies that share the same revenue source for purposes of making debt service payments.

(3)          Includes estimated future recoveries for breaches of R&W as well as excess spread, and draws on home equity lines of credit (“HELOCs”).

(4)          Consists of net financial guaranty loss and LAE reserves, excluding $2.1 million in other segment, less net salvage and subrogation recoverable.

The following table provides a reconciliation of financial guaranty reserve amounts included in the BIG table to amounts included on the Company’s balance sheet:

	Components of Net Reserves
	December 31, 2010	December 31, 2009
Loss and LAE reserve	$563.0	289.5
Reinsurance recoverable on unpaid losses	(22.3)	(14.1)
Salvage and subrogation recoverable	(1,032.4)	(420.2)
Salvage and subrogation payable(1)	129.4	42.1
Total	$(362.3)	$(102.7)
Less:
Other Segment	(2.1)	(5.2)
Gross financial guaranty reserves, net of salvage and subrogation	$(364.4)	$(107.9)

(1)          Recorded as a component of Reinsurance Balances Payable.

e.               In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosure above the table “Expected Financial Guaranty Net Present Value Earned Premium and Present Value Net Loss to be Expensed”:

“As of December 31, 2009, net deferred premium revenue recorded on the consolidated balance sheet was $7.4 billion, which will be recognized as net earned premiums in the statement of operations.  Amounts expected to be recognized in net earned premiums differ significantly from expected cash collections due primarily to amounts in deferred premium revenue representing cash already collected on policies paid upfront and fair value adjustments recorded in connection with the AGMH Acquisition. The following table provides a schedule of the expected timing of the income statement recognition of financial guaranty insurance net deferred premium revenue and PV of net expected losses, pre-tax. The table entitled “Expected Collections of Premiums Receivable, Net of Ceding Commissions” presented the expected timing of premium cash receipts. This table excludes amounts related to consolidated VIEs.”

9.              With a view toward understanding how your loss exposures identified in the BIG Transaction Loss Summary on page 212 related to your overall insurance loss exposures and your estimated recoveries, please provide us draft disclosure to be included in future periodic reports that:

•                  Clarifies how the insured contractual principal and interest and the number of risks from this table relates to the gross exposures identified in Note 10,

•                  Clarifies how the recoveries recorded relate to the loss reserve, the number of contracts and the gross exposures identified in footnote 10.

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, in order to address the first bullet in this Comment, the Company will add the following disclosure to our outstanding exposure footnote (the tables were included in the MD&A of our Form 10-Q filing for the period ended September 30, 2010):

“Net Par Outstanding for Below Investment Grade Credits

	As of December 31, 2010
	Net Par Outstanding			% of Total	Number of
Description	Financial Guaranty	Credit Derivatives	Total	Net Par Outstanding	Credits in Category
	(dollars in millions)
BIG:
Category 1	$5,521	$3,241	$8,762	1%	151
Category 2	5,646	3,457	9,103	2%	147
Category 3	7,281	1,660	8,941	1%	127
Total BIG	$18,448	$8,358	$26,806	4%	425

	As of December 31, 2009
	Net Par Outstanding			% of Total	Number of
Description	Financial Guaranty	Credit Derivatives	Total	Net Par Outstanding	Credits in Category
	(dollars in millions)
BIG:
Category 1	$4,230	$2,408	$6,638	1%	112
Category 2	6,805	3,834	10,639	2%	208
Category 3	6,672	1,217	7,889	1%	44
Total BIG	$17,707	$7,459	$25,166	4%	364

In future SEC filings, commencing with its 2010 filing on Form 10-K, in order to address the second bullet in this Comment, the Company will add the following disclosure (the table was included in Footnote 6 of our Form 10-Q filing for the period ended September 30, 2010) and wording to our outstanding exposure footnote.

“The following table represents the Company’s total estimated recoveries netted in expected loss to be paid, from defective mortgage loans included in certain first and second lien U.S. RMBS loan securitizations that it insures. The Company had $1.6 billion of estimated recoveries from ineligible loans as of December 31, 2010, of which $0.9 billion is reported in salvage and subrogation recoverable, $0.5 billion is netted in loss and LAE reserves and $0.2 billion is netted in unearned premium reserve. The Company had $1.2 billion of estimated recoveries from ineligible loans as of December 31, 2009 of which $0.3 billion is reported in salvage and subrogation recoverable, $0.6 billion netted in loss and LAE reserves and $0.3 billion included within the Company’s unearned premium reserve portion of its stand-ready obligation reported on the Company’s consolidated balance sheet.”

Rollforward of Estimated Benefit from Recoveries of Representation and Warranty Breaches,

 Net of Reinsurance (1)

	# of Insurance Policies as of December 31, 2010 with R&W Benefit Recorded	Outstanding Principal and Interest of Policies with R&W Benefit Recorded as of December 31, 2010	Future Net R&W Benefit at December 31, 2009	R&W Development and Accretion of Discount during Year	R&W Recovered During 2010(2)	Future Net R&W Benefit at December 31, 2010
	(dollars in millions)
Prime first lien	1	$57.1	$—	$1.1	$—	$1.1
Alt-A first lien	17	1,882.8	64.2	16.8	—	81.0
Alt-A option ARM	11	1,909.8	203.7	166.6	61.0	309.3
Subprime	1	228.7	—	26.8	—	26.8
Closed end second lien	4	444.9	76.5	101.7	—	178.2
HELOC	13	2,969.8	828.7	303.5	128.1	1,004.1
Total	47	$7,493.1	$1,173.1	$616.5	$189.1	$1,600.5

	# of Insurance Policies as of December 31, 2009 with R&W Benefit Recorded	Outstanding Principal and Interest of Policies with R&W Benefit Recorded as of December 31, 2009	Future Net R&W Benefit at December 3 1, 2008	R&W Development and Accretion of Discount during Year	R&W Recovered During 2009	R&W Benefit from AGMH Acquisition	Future Net R&W Benefit at December 31, 2009
	(dollars in millions)
Prime first lien	—	$—	$—	$—	$—	$—	$—
Alt-A first lien	17	1,821.5	—	64.2	—	—	64.3
Alt-A option ARM	9	2,437.5	—	41.2	16.7	179.3	203.7
Subprime	—	—	—	—	—	—	—
Closed end second lien	2	224.0	—	76.5	—	—	76.5
HELOC	11	4,384.5	49.3	618.9	66.9	227.4	828.6
Total	39	$8,867.5	$49.3	$800.8	$83.6	$406.7	$1,173.1

(1)

Amounts agreed to repurchase represent amounts counterparties agreed to repurchase from the insured transactions of which the Company receives a portion based on its rights under each transactions waterfall.

(2)	Includes gross amounts recovered of $217.6 million.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements

Note 6: Financial Guaranty Contracts Accounted for as Insurance Contracts, page 20

10.       On page 37 you disclose a rollforward of the estimated recoveries associated with alleged breaches of representations and warranties.  In this rollforward, you disclose a single column that comprises the “development and accretion of discount” during the period.  Please provide us draft disclosure to be included in future periodic reports that separately quantifies the amount of this “development and accretion” in terms of:

•                  New loan files reviewed

•                  Changes in success rates in putting back loans

•                  Changes in the projected default rates for recoveries previously recorded

•                  Accretion of the previous balances

Company Response

In future SEC filings, commencing with its 2010 filing on Form 10-K, the Company will add the following disclosure to separately quantify the amounts included within “development and accretion”:

“The following table provides a breakdown of the development and accretion amount in the rollforward of estimated recoveries associated with alleged breaches of R&W:

As of December 31, 2010
(in millions)
Inclusion of new deals with breaches of R&W during period	$170.5
Change in recovery assumptions as the result of additional file review and recovery success	253.5
Estimated increase in defaults that will result in additional breaches	188.1
Accretion of discount on balance	4.4
Total	$616.5

“The $616.5 million R&W development and accretion of discount during 2010 in the above table primarily resulted from an increase in loan file reviews, increased success rates in putting back loans, and increased projected defaults on loans with breaches of R&W. This development primarily can be broken down into changes in calculation inputs, changes in the timing and amounts of defaults and the inclusion of additional deals during the year for which the Company expects to obtain these benefits. The Company has reflected eight additional transactions during 2010 which resulted in approximately $170.5 million of the development. The remainder of the development primarily relates to changes in assumptions and additional projected defaults. The accretion of discount was not a primary driver of the development. Changes in assumptions generally relate to an increase in loan file reviews and increased success rates in putting back loans. The Company assumes that recoveries on HELOC and closed end second lien loans will occur in two to four years from the balance sheet date depending on the scenarios and that recoveries on Alt-A, Option ARM and Subprime loans will occur as claims are paid over the life of the transactions. The $800.8 million development and accretion of discount during 2009 in the above table primarily resulted from an increase in loan file reviews and extrapolation of expected recoveries. The Company assumes in its base case that recoveries on HELOC and CES loans will occur in two years from the balance sheet date and that recoveries on Alt-A, Option ARM and Subprime loans will occur as claims are paid over the life of the transactions.”

 *               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (212) 261-5511 or (441) 278-6633, or me, at (212) 408-6066 or (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

Robert B. Mills

Chief Financial Officer

Assured Guaranty Ltd.

cc:    Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance

Ibolya Ignat, Staff Accountant, Division of Corporate Finance

Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.

William Findlay, Director of Accounting Policy, Assured Guaranty Ltd.